Seward & Kissel LLP

901 K Street NW

Suite 800

Washington, DC 20001

March 2, 2020

VIA EDGAR TRANSMISSION

Chad D. Eskildsen

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter responds, on behalf of the Company, to the staff’s comment of February 28, 2020 with respect to the staff’s review of the Company’s Annual Report, dated November 30, 2019. For your convenience, the comment is set forth below in italics and is followed immediately by the Company’s response.

Comment: In future reports to shareholders, in the Fairholme Fund’s Statement of Operations, state separately the amount of the net increase or decrease during the period in the unrealized appreciation or depreciation in the value of (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers. See Rule 6-07(7) of Regulation S-X.

Response: In future reports to shareholders, in its Statement of Operations the Fairholme Fund will state separately the amount of the net increase or decrease during the period in the unrealized appreciation or depreciation in the value of (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers, in accordance with Rule 6-07(7) of Regulation S-X.

* * * * * * * *

If you have any questions, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Joseph J. Nardello
Joseph J. Nardello

cc:	Wayne Kellner, Treasurer
Erica Kapahi, Chief Compliance Officer
Paul M. Miller, Seward & Kissel LLP